Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 28, 2011

TO THE PROSPECTUS DATED APRIL 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2011 and Supplement No. 11 dated November 16, 2011. The purpose of this Supplement No. 12 is to disclose:

•	the status of our initial public offering;

•	the origination of a mezzanine mortgage loan; and

•	the origination of a senior mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010. Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan.

As of December 22, 2011, we had raised total gross offering proceeds of approximately $150.1 million, including capital raised in connection with the conversion of NorthStar Income Opportunity REIT I, Inc., or NIOR, common stock into our common stock pursuant to our merger with NIOR in October 2010 and capital raised by us pursuant to our distribution reinvestment plan and distribution support agreement.

As of December 22, 2011, we had received and accepted subscriptions in our initial public offering for an aggregate of 12,379,394 shares of common stock, or $123,234,512, including shares issued under our distribution reinvestment plan. Of these amounts, 253,202 shares or $2,278,826, were sold to our sponsor, pursuant to the distribution support agreement. As of December 22, 2011, 98,146,922 shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.

Origination of a Mezzanine Mortgage Loan

On December 9, 2011, we, through a subsidiary, directly originated a $4.5 million mezzanine loan, or the mezzanine loan, which is secured by a pledge of ownership interests in four assisted living facilities located in El Paso, Texas.

The mezzanine loan bears interest at a floating rate of 10.00% plus the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 5.00%, resulting in a minimum interest rate of 15.00% per annum. However, if the four assisted living facilities do not generate sufficient cash flow during the first 18 months of the mezzanine loan to pay all of its operating expenses, the borrower may defer a portion of the interest payments, which will be added to the principal amount of the mezzanine loan. In addition, we earned an upfront fee equal to 1.00% of the mezzanine loan amount and upon repayment will earn a fee equal to 1.00% of the initial principal amount of the mezzanine loan.

The initial term of the mezzanine loan is 60 months, with two one-year extension options available to the borrower, subject to our sole and absolute discretion to grant any such extensions. The mezzanine loan may be prepaid during the first 24 months, provided that the borrower pays the remaining interest due on the mezzanine loan through the first 24 months. Thereafter, the mezzanine loan may be prepaid without penalty.

Origination of a Senior Mortgage Loan

On December 16, 2011, or the closing date, we through a subsidiary, directly originated four cross-collateralized senior loans, collectively the senior loan, totaling $29.8 million. The senior loan is secured by four hotel properties containing 500 rooms in the aggregate and consisting of:

•	a 136-room Aloft (Starwood brand) in Chesapeake, Virginia;

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

•	a 139-room Hilton Garden Inn (Hilton brand) in Hampton, Virginia;

•	a 132-room Springhill Suites (Marriott brand) in Chesapeake, Virginia; and

•	a 93-room Holiday Inn Express (Intercontinental brand) in Williamsburg, Virginia.

We funded the senior loan with proceeds from our ongoing initial public offering. The senior loan proceeds were used to partially capitalize the refinance of the hotel properties by an unrelated third party borrower. The borrower, together with its affiliates, has developed and managed similar hotel properties for over 25 years, has extensive experience in the geographic area where the hotel properties are located and originally developed the properties for an aggregate cost of $67.4 million, which included $12.5 million of original borrower equity. On the closing date, the borrower contributed an additional $6.6 million of equity capital to completely satisfy the previously outstanding borrowings on the hotel properties, pay closing costs and fund approximately $2.1 million of capital improvements.

The senior loan bears interest at a floating rate of 5.25% plus the LIBOR Rate, but at no point shall the LIBOR Rate be less than 3.00%, resulting in a minimum interest rate of 8.25% per annum. In addition, we earned an upfront fee equal to 1.0% of the senior loan amount and will earn a fee equal to 1.0% of the original principal balance upon repayment.

The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests. The senior loan may be prepaid in whole or in part during the first 24 months, provided the borrower pays the remaining interest due on the amount prepaid through the first 24 months. Thereafter, the senior loan may be prepaid in whole or in part without penalty. In addition, a property may be released from the lien of the senior loan in connection with a prepayment provided that the minimum amount prepaid is greater than 125% of the senior loan amount allocated to such secured hotel property.

As of the closing date, the senior loan’s loan-to-value ratio, or the LTV ratio, was approximately 66%. Based on the trailing twelve month operating performance of the properties ending September 30, 2011, the weighted average occupancy was approximately 62%, the net operating income was approximately $2.8 million, the debt yield was approximately 9.6% and net operating income exceeded the aggregate annual interest payments by approximately 1.16x, which we refer to as the interest coverage.

The LTV ratio is the amount of the senior loan divided by the current appraised value of the hotel properties as of November 2, 2011. Net operating income is calculated based on the trailing twelve month net cash flow as of September 30, 2011. Interest coverage is calculated as the net operating income divided by the projected annual interest to be paid by the borrower and the debt yield is net operating income divided by the amount of the senior loan.

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